UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number: 001-39177

LIZHI INC.

(Exact Name of Registrant as Specified in Its Charter)

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LIZHI INC. (“LIZHI” or the “Company”) is furnishing this Form 6-K to report that its Board of Directors (the “Board”) approved the appointment of Mr. Ming Zhang (also known as Mr. Wen Chu) and Mr. Xiang Wang as independent directors of the Company, effective July 13, 2020. Mr. Ming Zhang will also serve as a member of the Audit Committee of the Board (the “Audit Committee”) and the Vice Chairman of the Board, effective July 13, 2020. Ms. Xi (Catherine) Chen will resign from her position as a member of the Audit Committee of the Board, effective July 13, 2020.

The Board has reviewed the independence of Mr. Zhang and Mr. Wang respectively and determined that each of them satisfies the “independence” requirements under Rule 5605 of the Listing Rules of the Nasdaq Stock Market. Effective July 13, 2020, the Board’s audit committee will consist of three independent directors: Mr. Yipeng Li, Mr. Yinquan Li and Mr. Ming Zhang and Mr. Yipeng Li serves as the Chairman of the Audit Committee.

Mr. Ming Zhang has nearly 20 years of experiences in Internet technology industry. He founded Great Wall Club Inc. in 2008 and has been serving as the Chairman of its Board of Directors and Chief Executive Officer. He is also a prominent cross-border angel investor and the founder of GASA University.

Mr. Xiang Wang has joined Xiaomi Corporation since 2015, serving as its President and Acting Chief Financial Officer since 2019 and the Senior Vice President from 2015 to 2019. He has over 20 years of experiences in semiconductor and communication industry. Previously, he served as the Senior Vice President and President of Qualcomm Greater China. Mr. Wang received his bachelor’s degree in electronic engineering from Beijing University of Technology.

Mr. Jinnan (Marco) Lai, Founder and Chief Executive Officer of LIZHI, commented, “We are greatly honored to have Mr. Zhang and Mr. Wang joining us as our independent directors. We believe that Mr. Zhang and Mr. Wang will bring their extensive experiences in corporate management and strong industry insights in the field of technology and communication. We are confident that they will add great value to LIZHI as we continue to capture enormous opportunities in the online audio market and move forward to the next level in the new Internet of Things (IoT) era.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIZHI INC.

Date: July 13, 2020	By:	/s/ Jinnan (Marco) Lai
Name: Jinnan (Marco) Lai
Title: Chief Executive Officer, Director